                                                                    EXHIBIT 99.2

                           FRESENIUS MEDICAL CARE AG

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined statement of earnings and unaudited pro forma condensed combined balance sheet for Fresenius Medical Care (collectively, the "Pro Forma Condensed Combined Financial Information") have been prepared to illustrate the pro forma effects of the proposed transactions in accordance with US GAAP and are based on the assumptions set forth below and in the notes to the Fresenius Worldwide Dialysis Combined Financial Statements and the W. R. Grace & Co. Special-Purpose, Consolidated Financial Statements included in the Joint Proxy Statement-Prospectus dated August 2, 1996 of Grace and Fresenius USA. The Fresenius Medical Care unaudited pro forma condensed combined statement of earnings is based on the statements of earnings of Fresenius Worldwide Dialysis and Grace for the six months ending June 30, 1996 and is prepared as if the Reorganization had occurred as of January 1, 1996. The Fresenius Medical Care unaudited pro forma condensed combined balance sheet is based on the June 30, 1996 balance sheets of Fresenius Worldwide Dialysis and Grace and is prepared as if the Reorganization had occurred as of June 30, 1996. The financial statements of Grace on which the Pro Forma Condensed Combined Financial Information is based represent the National Medical Care, Inc. business of Grace only after completing the spin off of New Grace.

     The financial statements of Fresenius Worldwide Dialysis and Grace were prepared as if each entity operated as an independent, stand-alone entity for the period presented. Neither entity exists in the form presented and, as such, the net assets (equity) for each entity represent the excess of its assets over its liabilities and not the capital structure of its parent and reporting entity. The accompanying unaudited pro forma condensed combined financial information does not present historical earnings per share data since the weighted average number of shares associated with each of these combining segments to support such a calculation does not exist. The capital structure of Fresenius Medical Care will consist of 70,000,000 FMC Ordinary Shares issued to Fresenius AG and the shareholders of Fresenius USA and Grace in consideration for the contribution of Fresenius Worldwide Dialysis and Grace to Fresenius Medical Care. Fresenius AG, the public shareholders of Fresenius USA, and the holders of common stock (and options) of Grace will receive 50.3%, 4.9% and 44.8% of the outstanding FMC Ordinary Shares, respectively, on a fully diluted basis.

     The Pro Forma Condensed Combined Financial Information does not give effect to certain restructuring and rationalization costs expected to be incurred following the Reorganization. In addition, although Fresenius Medical Care plans to realize cost reductions from the Reorganization and such restructuring and rationalization, no effect has been given in the Pro Forma Financial Statements to any such benefits. However, such cost reduction will be a function of numerous factors, and no assurance can be given that any such cost reduction will be realized over time.

     For accounting purposes, the Reorganization will be treated as a purchase of Grace by Fresenius Medical Care. Accordingly, for the purpose of these Pro Forma Condensed Combined Financial Statements, the excess of the purchase price of Grace over the historical costs of Grace's assets is reflected in the pro forma condensed combined balance sheet as "excess purchase price over cost" and has been amortized over an estimated composite life in the unaudited pro forma condensed combined statement of earnings. Fresenius Medical Care intends to obtain a valuation study to value existing assets and liabilities and to appropriately allocate the excess purchase price over the cost of the business acquired. Fresenius Medical Care management believes that the composite life used in the pro forma condensed combined statement of earnings will not vary materially from the amounts charged to operations once a valuation study has been completed and existing assets and liabilities have been recorded at their fair values.

     The pro forma adjustments recognize the increase in debt that is incurred immediately prior to the Reorganization and the resultant increase in financing costs in the unaudited pro forma condensed combined statement of earnings. In accordance with the Reorganization Agreement, Grace will borrow an amount sufficient to finance the payment to, and assumption of indebtedness of, Grace Chemicals, such that the Debt of Grace on a consolidated basis at the Effective Time, will not exceed $2.273 billion, subject to adjustment as provided therein. See "THE REORGANIZATION -- The Distribution Agreement" in the Joint Proxy Statement-Prospectus.

     For purposes of the Pro Forma Condensed Combined Financial Statements, the Debt of $2,273,000 is comprised at June 30, 1996 of an off-balance sheet working capital facility of $200,000; historical capital lease obligations of $8,847; $18,800 related to certain accrued expenses; and new debt of $2,045,353. Interest on the new borrowings ranges from LIBOR plus 1.375% to LIBOR plus 1.75% while interest on the off-balance sheet facility is LIBOR plus .50%. (The average LIBOR was 5.668% for the six-month period ended June 30, 1996.)
Interest also includes commitment fees related to letters of credit. See "FINANCING -- NMC Credit Agreement" in the Joint Proxy Statement-Prospectus.


     In addition, the acquisition of the minority interest of Fresenius USA has been recorded in the Pro Forma Condensed Combined Financial Statements and the resultant goodwill has been amortized over 40 years. The pro forma adjustments include the elimination of the intercompany activity between Fresenius Worldwide Dialysis and Grace during the six-month period ended June 30, 1996 and the reclassification of the assets and liabilities as of June 30, 1996. The assets and liabilities of Rena-Med are reclassified to assets held for disposal. The Schiwa net assets and any gains on the disposition of those assets will be retained by Fresenius AG. Certain pro forma adjustments have been made to reflect the results of operations on a stand-alone basis, including the elimination of Grace Chemicals' overhead allocations and the costs of the Grace Chemicals long-term and other incentive plans, that will not be applicable following the Reorganization. Fresenius Medical Care management believes that the estimated added costs for Fresenius Medical Care to operate on a stand-alone basis are reasonable and has made an adjustment to reflect the estimated expenses for Fresenius Medical Care to operate as an independent entity.

     THE PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION IS PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF FRESENIUS MEDICAL CARE WOULD ACTUALLY HAVE BEEN IF THE REORGANIZATION HAD IN FACT OCCURRED AS OF THE DATES INDICATED OR TO PROJECT THE COMBINED FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD. THE PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO CONTAINED IN THE JOINT PROXY STATEMENT-PROSPECTUS AND IN THE RESPECTIVE QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE COMMISSION BY
GRACE AND BY FRESENIUS USA FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1996.

                           FRESENIUS MEDICAL CARE AG

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 1996

                                                                 PRO FORMA        NOTE
                                      FWD          GRACE        ADJUSTMENTS    REFERENCES     ADJUSTED
                                    --------     ----------     -----------    ----------    ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues......................  $471,224     $1,080,410      $ (24,912)         5        $1,506,236
                                                                   (14,725)         9
                                                                    (5,761)        10
Cost of revenues..................   271,487        638,286          4,376          7           876,341
                                                                   (21,647)         5
                                                                   (12,426)         9
                                                                    (3,735)        10
                                    --------     ----------                                  ----------
  Gross profit....................   199,737        442,124                                     629,895
Operating expenses:
  Selling, general and
     administrative...............   124,583        205,138         (4,022)         9           332,023
                                                                    (2,205)        10
                                                                     1,000          6
                                                                     1,459          7
                                                                     6,070          6
  Provision for doubtful
     accounts.....................        --         42,928                                      42,928
  Depreciation and amortization...        --         62,161         32,049          3            96,512
  (excluding $20,628 for                                             2,500          8
  Fresenius Worldwide Dialysis)                                       (160)         5
                                                                       (38)        10
  Research and development........     7,186          1,308            (12)         9             8,482
  Allocation of Grace Chemicals
     expenses.....................        --          3,786         (3,786)         6                --
                                    --------     ----------                                  ----------
  Operating income................    67,968        126,803                                     149,950
  Interest, net...................     5,388         14,463         80,265          2            87,018
                                                                   (14,202)         2
                                                                     1,785          4
                                                                      (681)        10
  Other, net......................    (4,139)            --          2,784          9            (1,355)
                                    --------      ---------                                  ----------
Earnings before income taxes......    66,719        112,340                                      64,287
Provision for income taxes........    22,685         51,977        (38,585)        15            35,263
                                                                      (814)         9
                                    --------     ----------                                  ----------
Earnings before minority
  interest........................    44,034         60,363                                      29,024
Minority interest.................       769             --           (769)         8               261
                                                                       261         11
                                    --------     ----------      ---------                   ----------
Net earnings......................  $ 43,265     $   60,363      $ (74,865)                  $   28,763
                                    ========     ==========      =========                   ==========
Earnings per ordinary share.......                                                 16        $     0.41
                                                                                             ==========
Earnings per ADS..................                                                 16        $     0.14
                                                                                             ==========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

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

                           FRESENIUS MEDICAL CARE AG

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996

                                                               PRO FORMA         NOTE
                                    FWD          GRACE        ADJUSTMENTS     REFERENCES      ADJUSTED
                                  --------     ----------     -----------     ----------     ----------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.....  $ 40,035     $   40,039     $   (80,074)          1        $       --
  Trade accounts receivable,
     net........................   194,094        437,079          (6,600)          5           601,933
                                                                   (1,238)          9
                                                                   (1,195)         10
                                                                  (20,207)          2
  Inventories, net..............   190,264         73,485          (3,475)          9           257,172
                                                                   (3,102)         10
  Prepaid expenses and other
     current assets.............    22,903         65,345          (5,076)          9            81,001
                                                                   (2,171)         10
  Deferred income taxes.........    14,273         92,812             (27)          9           107,058
                                  --------      ---------                                    ----------
          Total current assets..   461,569        708,760                                     1,047,164
Property, plant and equipment,
  net...........................   138,541        396,828            (826)          9           532,043
                                                                   (2,500)         10
Intangible assets, net..........    63,675        949,732         199,502           8         1,212,903
                                                                       (6)          9
Excess purchase price over
  cost..........................        --             --       1,776,328           3         1,776,328
Investments in affiliates.......    18,108             --                                        18,108
Deferred taxes..................       399             --                                           399
Other assets....................    38,493         19,201          25,000           4            82,694
Assets held for disposal........                                      456          10               456
                                  --------     ----------     -----------                    ----------
Total Assets....................  $720,785     $2,074,521     $ 1,874,789                    $4,670,095
                                  ========     ==========     ===========                    ==========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                                                                     (Continued)

                           FRESENIUS MEDICAL CARE AG

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996

                                                                         PRO FORMA       NOTE
                                               FWD          GRACE       ADJUSTMENTS   REFERENCES      ADJUSTED
                                            ---------    -----------    -----------   ----------     ----------
                                                                  (DOLLARS IN THOUSANDS)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................    $34,576       $ 99,332    $   (34,783)       1         $   85,769
                                                                             (6,600)       5
                                                                               (739)       9
                                                                             (6,017)      10
  Accrued expenses........................     70,566        210,980                                    310,241
                                                                             10,000       14
                                                                             25,000        4
                                                                             (3,884)       9
                                                                             (2,421)      10
  Short-term borrowings...................    118,756             --                                    118,756
  Current portion of long-term debt and
    capital lease obligations.............     21,924        155,222       (151,118)       2             26,028
  Income taxes payable....................      1,611         13,194           (430)       9             14,301
                                                                                (74)      10
  Deferred taxes..........................        123             --             --                         123
  Other current liabilities...............     13,392             --             --                      13,392
                                             --------     ----------                                 ----------
         Total current liabilities........    260,948        478,728                                    568,610
Long-term debt and capital lease
  obligations, less current portion.......     29,320         26,320        (21,577)       2             34,063
New debt..................................         --             --      2,045,353        2          2,045,353
Other liabilities.........................      5,493         22,286           (846)       9             26,933
Pension liabilities.......................     17,022             --           (951)       9             16,071
Deferred taxes............................      5,442         64,778        171,177        3            241,397
Minority interest.........................     27,441             --        (27,441)       8             17,177
                                                                              7,439       11
                                                                              9,738       12
                                             --------     ----------                                 ----------
  Total Liabilities.......................    345,666        592,112                                  2,949,604

Stockholders' Equity:
  Capital stock...........................                                  252,945       13            252,945
  Additional paid in capital..............                                1,467,546       13          1,467,546
  Retained earnings.......................                                                                   --
  Net assets..............................    375,119      1,482,409         (5,256)       1                 --
                                                                           (171,177)       3
                                                                          1,776,328        3
                                                                            226,943        8
                                                                             (7,439)      11
                                                                             (9,738)      12
                                                                            (10,000)      14
                                                                         (1,892,865)       2
                                                                             (3,798)       9
                                                                            (40,035)       1
                                                                         (1,720,491)      13                 --
                                             --------     ----------                                 ----------
         Total Stockholders' Equity.......    375,119      1,482,409                                  1,720,491
                                             --------     ----------    -----------                  ----------
         Total Liabilities and
           Stockholders' Equity...........   $720,785     $2,074,521    $ 1,874,789                  $4,670,095
                                             ========     ==========    ===========                  ==========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                           FRESENIUS MEDICAL CARE AG

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                             (AMOUNTS IN THOUSANDS)

(1) Pursuant to the Reorganization Agreement, all cash and cash equivalents of Grace and Fresenius Worldwide Dialysis shall be retained by Grace Chemicals and Fresenius AG, respectively. See "THE REORGANIZATION" in the Joint Proxy Statement-Prospectus. Accordingly, an adjustment has been recorded to return the cash balance of $40,035 to Fresenius AG with an offsetting decrease in the net assets of Fresenius Worldwide Dialysis. At June 30, 1996, Grace recorded an adjustment for $34,783 to reclassify its outstanding checks to accounts payable. An adjustment has therefore been recorded to eliminate the Grace financial statement cash balance of $40,039; reverse the $34,783 reclassification entry to accounts payable, and decrease net assets for the remaining balance of $5,256.

(2) For purposes of the Pro Forma Condensed Combined Financial Statements, Grace will incur new debt of $2,045,353 prior to the Reorganization to be used for payment of the Grace dividend of $1,892,865. Grace's Debt is subject to adjustment in accordance with the Reorganization Agreement. See "THE REORGANIZATION -- The Distribution Agreement" in the Joint Proxy Statement-Prospectus.

     Grace's Debt of $2,273,000 is comprised of an off-balance sheet working capital facility of $200,000; historical capital lease obligations of $8,847; $18,800 related to certain accrued expenses, and new debt of $2,045,353. See "FINANCING -- NMC Credit Agreement" in the Joint Proxy Statement-Prospectus. Interest on the new borrowings ranges from LIBOR plus 1.375% to LIBOR plus 1.75% while interest on the off-balance sheet facility is LIBOR plus .50% (the average LIBOR was 5.668% for the six-month period ended June 30, 1996). Interest also includes commitment fees related to letters of credit. See "FINANCING -- NMC Credit Agreement" in the Joint Proxy Statement-Prospectus.

     Based upon the above, adjustments to record the new debt of $2,045,353, eliminate existing Grace debt (except for capital lease obligations and cash overdrafts) of $172,695, and to reduce the equity of Grace by $1,892,865 for the payment of the Grace dividend have been recorded. In addition, an adjustment has been recorded for $20,207 to reduce accounts receivable for the difference between the off-balance sheet working capital facility of $179,793 at June 30, 1996 and the facility of $200,000 to be established prior to the Reorganization.

     An adjustment has also been recorded to eliminate Grace interest expense (less the interest on capital lease obligations retained) of $14,202 for the six-month period ended June 30, 1996. Correspondingly, interest expense on the total new debt (including the working capital facility) was recorded at the above noted rates for $80,265 for the six-month period ended June 30, 1996.

(3) Adjustments have been made to record the excess purchase price over the carrying value of the Grace assets and liabilities acquired of $1,776,328 and to establish a deferred tax liability of $171,177, representing the estimated tax effect of specifically identified assets to be increased to fair value. The excess purchase price over the historical cost has not been allocated to specifically identified assets nor has the unidentified portion been treated as goodwill. Fresenius Medical Care management intends to undertake a valuation study to record the assets and liabilities acquired at their fair market value.

     Amortization of the excess purchase price in the amount of $32,049 for the six-month period ended June 30, 1996, approximating a composite life of
     27.7 years has been recorded in the unaudited pro forma condensed combined income statement. This amount was determined by using a recently completed Grace valuation study as an estimate of the amounts that will be recorded upon the completion of the Fresenius Medical Care valuation. Fresenius Medical Care management believes that the amortization recorded in the pro forma financial statements will not vary materially from the amounts that will be recorded once its valuation study is completed.

     An adjustment was made for $6,077 for the six-month period ended June 30, 1996, to reduce income tax expense for the estimated tax effect for amortization of the estimated specifically identified assets that will be recorded at fair value.

(4) Adjustments have been made to record estimated net financing costs of $25,000 for new debt under the NMC Credit Agreement and to amortize such debt over the seven year life of the financing.

(5) Adjustments have been made to eliminate intercompany balances and activity between Grace and Fresenius Worldwide Dialysis at June 30, 1996 and for the six-month period then ended.

(6) An adjustment has been made for the six-month period ended June 30, 1996 to eliminate historical overhead allocations from Grace of $3,786 and to establish an estimate of new replacement incentive compensation arrangements of $3,750 and to record the estimated expenses to operate on a stand-alone basis of $2,320. An adjustment has also been made to record incremental overhead expenses related to Fresenius Medical Care corporate of $1,000 for the six-month period ended June 30, 1996.

(7) An adjustment has been made to record expenses under the proposed operating lease for land and buildings in Germany of $5,835 for the six-month period ended June 30, 1996. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG" in the Joint Proxy Statement-Prospectus.

(8) An adjustment has been made to record the acquisition of the Fresenius USA minority interest and option holders for $226,943. An adjustment has been made to amortize the resultant goodwill of $199,502 over a 40 year life.

(9) An adjustment has been made to eliminate the assets, liabilities and net assets of Schiwa at June 30, 1996 and to reverse all income statement activity for the period then ended. Any proceeds on the disposition of those proceeds will be retained by Fresenius AG. Accordingly, the net assets of Schiwa have been removed from Fresenius Medical Care. See "THE REORGANIZATION -- Conditions" in the Joint Proxy Statement-Prospectus.

(10) An adjustment has been made to reclassify the assets and liabilities of Rena-Med as net assets held for sale at June 30, 1996 and to reverse all activity for the six-month period then ended. See "THE REORGANIZATION -- Conditions" in the Joint Proxy Statement-Prospectus.

(11) Adjustments have been made to record the Grace Preferred Stock existing prior to the Reorganization of $7,439 as a minority interest and to record the related dividends of $261 for the period then ended, as minority interest expense.

(12) An adjustment has been made to record the New Preferred Stock to be issued in the Reorganization at its par value of $.10 per share for 97,375 shares outstanding of FNMC in minority interest.

(13) An adjustment has been made to establish the capital structure of Fresenius Medical Care at 70 million shares with a par value per share of $3.61 (DM
     5), with the remaining net asset balance recorded as additional paid in capital.

(14) An adjustment has been recorded to accrue $10,000 for transition related expenses, including retention distributions to be paid to employees subsequent to closing.

(15) Adjustments have been made to reflect the tax effects of the pro forma adjustments described in notes 2, 3, 4, 5, 6 and 7 above. The adjustments to record the costs of incremental Fresenius Medical Care corporate expense and the lease of German land and buildings were given a German tax adjustment of 47%; all other adjustments received tax adjustments of 40%.

(16) Earnings per FMC Ordinary Share and earnings per ADS have been calculated as if all shares of Fresenius Medical Care stock were outstanding as of January 1, 1996.